UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MYOTHERCLOUNTRYCLUB.COM

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

62857T 100

(CUSIP Number)

Michael Smith
18124 Wedge Pkwy, Suite 1050
Reno, NV 89511
(775) 851-7397
with a copy to:

Stoecklein Law Group, LLP.
401 West A Street, Suite 1150
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           NAME OF REPORTING PERSON                                                                                                Michael Smith

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                      (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	7,500,000

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	7,500,000

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                          7,500,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                         89%

14           TYPE OF REPORTING PERSON*                                                                                                (IN) INDIVIDUAL

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of MyOtherCountryClub.com (the “Issuer”), a Nevada corporation, having its principal executive offices at 18124 Wedge Pkwy, Suite 1050, Reno, NV 89511.

Item 2.  Identity and Background

This statement represents the joint filing of Michael Smith (“Mr. Smith”, or “Reporting Person”).

(a)	Michael Smith, an individual, is a United States citizen, and is the sole officer and Director of the Issuer.

(b)	The address of the Reporting Person is 18124 Wedge Pkwy, Suite 1050, Reno, NV, 89511.

(c)	Mr. Smith serves as the Issuer’s Chairman, Chief Executive Officer, President, Secretary, Treasurer and a Director.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

The Reporting Person was issued 7,500,000 shares of common stock on June 2, 2009, in exchange for services rendered to the Company, which were valued at $7,500.

Item 4.   Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by this reference.

Item 5.   Interest in Securities of Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by this reference.

(a)
As of the filing date of the Schedule 13D, the Reporting Person may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 7,500,000 shares of common stock, which represents approximately 89% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by the Reporting Persons by 8,400,000shares (the number of outstanding shares of common stock of the Issuer as of April 2, 2012, based upon the Issuer’s certified stockholder list).

(b)	Mr. Smith has sole power to vote and sole power to dispose of the number of shares set forth on the cover page of this Schedule 13D.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      April 2, 2012

By:      /S/ Michael Smith
Michael Smith